FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July, 2014

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482 87 00

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

Item		Sequential Page Number

1.	Telefónica – Pricing	2

RAMIRO SÁNCHEZ DE LERÍN GARCÍA-OVIES

General Secretary and

Secretary to the Board of Directors

TELEFÓNICA, S.A.

TELEFÓNICA, S.A., pursuant to the provisions of article 82 of the Securities Market Act, hereby notifies the following

RELEVANT EVENT

Further to Relevant Event published yesterday in relation to the issue by TELEFÓNICA, S.A. (the “Company”) of mandatory exchangeable bonds (the “Bonds”) exchangeable into ordinary shares of Telecom Italia S.p.A (“Telecom Italia”), we hereby announce that, upon conclusion of the bookbuilding process carried out by the joint bookrunners, the final terms for the Bonds have been fixed as set out below:

1.	The final amount of the issue totalled 750 million euros.

2.	The Bonds, which have been issued at par value, will mature on 24 July 2017, unless exchanged or redeemed in advance.

3.	The Bonds will accrue a nominal fixed interest rate of 6.0% per annum, payable annually in arrears, as of the settlement and closing date.

4.	The minimum exchange price of the Bonds has been set at 0.8600 euros and the maximum exchange price at 1.0320 euros per ordinary share of Telecom Italia, which represents a premium of 20% over said minimum exchange price.

5.	The Bonds would be exchanged for a maximum number of Telecom Italia ordinary shares representing 6.5% of its current voting share capital.

6.	It is envisaged that the closing and settlement of the Bonds will take place on 24 July 2014, provided that the conditions foreseen in the subscription agreement that the Company has signed yesterday with the joint bookrunners are fulfilled.

As a result of this transaction, Telefónica would retain after the Telco S.p.A. demerger and the transfer of the underlying shares of the Bonds, a stake between 8.3% and 9.4% in Telecom Italia’s current voting share capital. Therefore, Telefónica would reduce its indirect stake in Telecom Italia to levels below the stake held prior to Telco S.p.A.’s recapitalization of September 2013.

The transaction allows Telefónica to capture a significant part of the strong revaluation of its indirect stake in Telecom Italia since then, while keeping exposure to its future upside potential up to the maximum exchange price.

In addition, the partial divestment of the stake through this issue allows Telefónica to pre-emptively neutralize approximately half of the net debt increase which would eventually follow Telco S.p.A.’s demerger.

We also remind you that the Company will be applying for the listing of the Bonds on the unregulated secondary market (multilateral trading platform) Freiverkehr of the Frankfurt Stock Exchange, which is expected to take place within 90 days following the settlement date.

Madrid, 17 July 2014

Disclaimer

THIS DOCUMENT IS NOT FOR GENERAL DISTRIBUTION, DIRECTLY OR INDIRECTLY IN OR INTO THE UNITED STATES, CANADA, AUSTRALIA, JAPAN, SOUTH AFRICA OR ANY OTHER JURISDICTION IN WHICH SUCH DISTRIBUTION WOULD BE PROHIBITED BY APPLICABLE LAW. THIS DOCUMENT IS NOT AN OFFER TO SELL SECURITIES OR THE SOLICITATION OF ANY OFFER TO BUY SECURITIES, NOR SHALL THERE BE ANY OFFER OF SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER OR SALE WOULD BE UNLAWFUL. THE SECURITIES MENTIONED IN THIS DOCUMENT HAVE NOT BEEN AND WILL NOT BE REGISTERED IN THE UNITED STATES UNDER THE US SECURITIES ACT OF 1933, AS AMENDED (THE “US SECURITIES ACT”) OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES, AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OF BENEFIT OF, ANY US PERSON (AS SUCH TERM IS DEFINED IN REGULATION S UNDER THE SECURITIES ACT), EXCEPT PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE US SECURITIES ACT. THERE WILL BE NO PUBLIC OFFER OF THE SECURITIES IN THE UNITED STATES OR IN ANY OTHER JURISDICTION.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: July 17, 2014	By:	/s/ Ramiro Sánchez de Lerín García-Ovies
Name: Ramiro Sánchez de Lerín García-Ovies
Title: General Secretary and Secretary to the Board of Directors